Exhibit 99.1

News Release

For Immediate Release

Chevron selects Stantec for multi-year environmental services

EDMONTON AB (July 29, 2009) TSX, NYSE: STN

North American design firm Stantec announced today that the firm has been awarded a global, multi-year, preferred supplier contract to provide environmental assessment and remediation services to international energy corporation Chevron.

Stantec’s contract will focus on three chief areas of work: environmental, social, and health impact assessments; environmental remediation; and operational excellence compliance auditing. Stantec’s environmental practice will be leading the work from offices throughout the Company.

“Our environmental team has had a strong relationship with Chevron for over 20 years and we’re excited to be further strengthening our relationship with them,” says Bob Gomes, Stantec President & CEO. “Projects like those to be completed under this contract demonstrate Chevron’s commitment toward bettering our environment and we’re proud to be a part of their ongoing efforts.”

Stantec will begin work under the contract immediately at sites throughout North America, South America, Asia Pacific, the Middle East, and Russia.

Stantec provides professional consulting services in planning, engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, project management, and project economics for infrastructure and facilities projects. We support public and private sector clients in a diverse range of markets, at every stage, from initial concept and financial feasibility to project completion and beyond. Our services are offered through approximately 10,000 employees operating out of over 130 locations in North America. Stantec trades on the TSX and on the NYSE under the symbol STN.

Stantec is One Team providing Infinite Solutions

Media Contact Jay Averill Media Relations Stantec Tel: 780-917-7441	Investor Contact Simon Stelfox Investor Relations Stantec Tel: 780-917-7288

One Team. Infinite Solutions.